## Contact

www.linkedin.com/in/
jonathanboyarsky (LinkedIn)

## Top Skills

Product Management
Management
Research

# Jonny Boyarsky

Former and Current Founder Who Helps Startups for Free
Boston, Massachusetts, United States

## Summary

Startup operator and advisor currently helping founders for free. Also a Principal at Athenian VC.

If you're going to reach out via DMs and you're a startup, provide a two sentence description and then the tags of stage, industry, and geography. Please include traction metrics as well. If you're pre-product, I'm also guaranteed to tell you to go find a way to build it, which I know is hard, but people don't usually want to bet on preproduct startups unless you know them personally or you're an edge case.

B2B startups in FinTech and AI can be pre product if they're based in Boston/NYC or nearby.

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## Experience

Athenian VC
Principal
September 2023 - Present (3 months)
Boston, Massachusetts, United States

Literally Helping Startups
Co-Founder
March 2023 - Present (9 months)
Boston, Massachusetts, United States

We help startups on a whole host of different issues including go-to market, team building, investment prep, and more all for free!

Deaglo
Product Marketing Manager
August 2022 - Present (1 year 4 months)

What's It Like
Founder

February 2022 - September 2023 (1 year 8 months)
New York City Metropolitan Area

## Newchip Accelerator

2 years 11 months

### Senior Program Manager
March 2021 - April 2023 (2 years 2 months)

Head of success with startups at Newchip. Mainly worked with Series A startups on go-to market, fundraising, marketing, team building, product building, and more.

### Venture Fellow
June 2020 - June 2021 (1 year 1 month)

Consulted startups on financing strategies, business development, team building, brand building, marketing, partnerships, and more
Spoke with VCs, Angels, and other investors to determine their verticals and match them with companies.
Interviewed industry leaders on topics in the startup/VC world

## StarSync
Founder
December 2021 - January 2023 (1 year 2 months)
New York, New York, United States

## StreetScan
Account Manager
May 2015 - October 2016 (1 year 6 months)
Burlington, Massachusetts

Brought in sales and handled clientele information for StreetScan.

Worked on SEO, marketing, and branding.(Took StreetScan from the second page of google to the first response).

Established certain sales tracking systems.

Miscellaneously helped the company grow in other ways as well.

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# Education

Boston College Law School

Doctor of Law - JD

## Northeastern University
B.S., Industrial Engineering, Minor in Political Science

## La Salle Academy